Exhibit 99.05

Vox Royalty to Hold Warrantholders Meeting to Approve

Amendments to Warrants

TORONTO, ONTARIO – January 11, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”) is pleased to announce a meeting of holders (the “Warrantholders”) of common share purchase warrants expiring May 14, 2022 (the “Warrants”) will be held to seek approval of a certain extraordinary resolution to amend the Warrants to (a) remove the compulsory call option held by the Company, and (b) in conjunction with the foregoing, extend the term of the Warrants by 12 months such that the warrants will expire on May 14, 2023.

The Warrants were issued in conjunction with a private placement offering in May, 2020 and have an exercise price of $4.50 per share, subject to adjustment. As of the date of this press release, there are 2,289,667 Warrants outstanding.

The Warrantholders meeting is expected to be held on February 3, 2021. The proposed amendments must be approved by an extraordinary resolution which requires an affirmative vote of not less than 66 2/3% of the votes cast at the meeting. Each warrant is entitled to one vote. Additional details regarding the meeting and the proposed resolutions are included in a management information circular that has been mailed to Warrantholders on January 8, 2021. The management information circular has also been filed with the applicable Canadian securities regulators and is available on SEDAR at www.sedar.com.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 45 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com

For further information contact:

Kyle Floyd

Vox Royalty Corp., Chief Executive Officer

info@voxroyalty.com

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